Exhibit (a)(1)(C)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

STEINWAY MUSICAL INSTRUMENTS, INC.

a Delaware corporation

at

$40.00 NET PER SHARE

Pursuant to the Offer to Purchase dated August 21, 2013

by

PIANISSIMO ACQUISITION CORP.,

a wholly owned subsidiary of

PIANISSIMO HOLDINGS CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON SEPTEMBER 18, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

August 21, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Pianissimo Acquisition Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (which we refer to as “Parent”), which is controlled by Paulson & Co. Inc. (which we refer to as “Sponsor”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as “Shares”), of Steinway Musical Instruments, Inc., a Delaware corporation (which we refer to as “Steinway”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2013 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase and other related materials, each as may be amended or supplemented from time to time, we refer to as the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.    The Offer to Purchase;

2.    The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.    A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.    A return envelope addressed to Continental Stock Transfer & Trust Company (which we refer to as the “Depositary”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on September 18, 2013, unless the Offer is extended or earlier terminated.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 12:00 midnight on the Expiration Date.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 14, 2013 (which we refer to as the “Merger Agreement”), by and among Parent, Purchaser and Steinway. The Merger Agreement provides that Purchaser will be merged with and into Steinway (which we refer to as the “Merger”), with Steinway continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent.

After careful consideration, Steinway’s board of directors, consisting of all disinterested directors, among other things, has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Steinway and the holders of Shares, (ii) approved and declared advisable, fair to and in the best interests of Steinway and the holders of Shares, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in Steinway’s board of directors action regarding this recommendation by virtue of their relationships with potential bidders for Steinway.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary and either (A) the share certificates evidencing tendered Shares must be received by the Depositary or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary (provided in the case of direct registration Shares neither (A) nor (B) will be required), in each case prior to the Expiration Date (as defined in the Offer to Purchase).

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials related to the Offer to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from Innisfree M&A Incorporated at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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